March 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Ltd
Draft Registration Statement on Form F-1
Submitted February 15, 2023
CIK No. 0001954594

Ladies and Gentlemen:

This letter is in response to the letter dated March 14, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “DRS No. 2”) is being filed to accompany this letter.

Cover Page

1.	We note your disclosure stating that you are a holding company incorporated in the Cayman Islands and that you are subject to certain legal and operational risks. Please also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of the DRS No.2.

2.	You disclose that as of the date of the prospectus you have not received any inquiry, notice, warning or sanction from the CSRC. Please state, as you do on page 21, that as advised by your PRC counsel, Sino Pro Law Firm, you are not required to obtain permission from any PRC governmental authorities to offer securities to foreign investors. Please also disclose whether you have received all requisite permissions and approvals and whether any permissions or approvals have been denied. Ensure that your disclosure addresses the most recent rules adopted by the relevant PRC authorities. Please include similar disclosure elsewhere that you discuss permissions and approvals that you are required to obtain from PRC authorities to operate your business and offer the securities being registered to foreign investors.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 10-11, 20, 22, 24-25, and 97 of the DRS No.2.

3.	Where you discuss the control that will be held by Mr. Zhen Fan following the offering, please disclose that Mr. Fan will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 13, 49, and 104 of the DRS No.2.

Prospectus Summary, page 1

4.	We note your discussion of certain approval or permissions requirements for offering the securities being registered to foreign investors. Please revise your disclosure to discuss each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we revised our disclosure on pages 10-11 and 24 of the DRS No.2.

5.	We note your disclosure on the cover page providing a description of how cash is transferred through your organization. Please also include this disclosure in an appropriate place in the Prospectus Summary section. In addition, please add a cross-reference to the consolidated financial statements on the cover page and in the Prospectus Summary.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 11-12 of the DRS No.2.

Prospectus Summary

Overview, page 3

6.	Please explain what “conversion rate” represents and how you use this measure as well as “click-throughs rate.” Define “users” referenced in the definition of this measure, and state the number of users and the basis for the number of users. Also, define “average daily active users” (“DAUs”) and “monthly active users” (“MAUs”) as referenced in the section Placement of Online Marketing Solutions on page 75 and the relevance to your business. Refer to Staff Release 33-10751 on Key Performance Indicators.

Response: In response to the Staff’s comment, we revised the disclosure on pages 3 and 75 of the DRS No.2 to explain “conversion rate” and “click-throughs rate”, how the management of the operating entity use this measure and to state the number, definition and the basis of “conversions”, which is previously referred to as “users”.

We also revised disclosure on page 81 of the DRS No.2 to explain the “DAUs” and “MAUs” and the relevance to our business.

Risk Factors, page 13

7.	Please include a risk factor discussing the risk associated with the investments in creating “Bidding Compass” failing to result in a satisfactory return. We note, in particular, the disclosure on page 72 stating that your operating entity plans to invest $2 million in research and development of Bidding Compass and recruiting engineers.

Response: In response to the Staff’s comment, we revised disclosure on page 46 of the DRS No.2 to include risk factors regarding the risk associated with the investments in “Bidding Compass.”

If the operating entity fails to maintain its relationships with its media partners, its business, results of operations, financial..., page 30

8.	You disclose on page 59 that you are reliant on the ByteDance media platforms to acquire user traffic for your advertising customers. However, in this risk factor you name only two of ByteDance’s platforms and also include Tencent and Sina Weibo. Please revise to clarify whether you are materially dependent on ByteDance in particular so that investors understand the importance of your relationship with ByteDance. Please also disclose the material terms of your agreement(s) with ByteDance, and file such agreements as exhibits to the registration statement. In the alternative, please tell us why you believe you are not required to file such agreements.

Response: In response to the Staff’s comment, we revised our disclosure on pages 35 of the DRS No.2. The English translation of the agreements with Henan Ocean Engine Information Technology Co., Ltd., a subsidiary of ByteDance, are filed with the DRS No.2 as Exhibit 10.4.

The regulatory environment of the online advertising industry..., page 34

9.	You note that your PRC counsel, Sino Pro Law Firm, has confirmed that you have obtained all material licenses, permits or approvals required from the regulatory authorities in China that are required for your business undertakings. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: In response to the Staff’s comment, we revised our disclosure on pages 39 of the DRS No.2.

Use of Proceeds, page 53

10.	You state in your Use of Proceeds section, on page 53, and that you plan to use “approximately 30% for acquiring or investing in technologies, solutions, or businesses.” Please provide a brief description of the businesses you are seeking to acquire and, to the extent you have identified any particular business, information on the status of the acquisition. Refer to Item 3.C.3 of Form 20-F and Item 4.a of Form F-1.

Response: In response to the Staff’s comment, we revised disclosure on page 59 of the DRS No.2 to include a brief description of the businesses that the Company is seeking to acquire and the current status on the identification of acquisition targets.

COVID-19 Pandemic’s Impact on the Operating Entity’s Results of Operations, page 60

11.	We note that your current COVID-19 disclosure, both in this section and elsewhere in your registration statement. Please provide any material updates to your COVID-19 related disclosure to account for any changes to your business as a result of the lifting of COVID-19 restrictions in China in December 2022, as we note that your business appears to have benefitted from the increase in the use of online services throughout COVID-19.

Response: In response to the Staff’s comment, we revised disclosure on pages 10, 42, and 66 of the DRS No.2 to provide an update to our COVID-19 related disclosure after the lifting of COVID-19 restrictions in China in December 2022.

Liquidity and Capital Resources, page 62

12.	You disclose your principal sources of liquidity have been trade finance and loans from related parties. We note the increase in short term loans from banks in the last two fiscal years. Please discuss the extent of your future reliance on this source of liquidity, as appropriate, including how you expect to repay borrowings. Refer to Item 5.B of Form 20-F as directed by Item 4.a of Form F-1.

Response: In response to the Staff’s comment, we revised our disclosure on page 68 of the DRS No.2 to add bank loans as a source of liquidity, and how we expect to repay such bank loans.

13.	Please explain what “trade finance” represents as a principal source of your liquidity.

Response: In response to the Staff’s comment, we revised our disclosure on page 68 of the DRS No.2 to explain the trade finance represents accounts payable due to suppliers.

14.	Please explain how anticipated cash flows from operations will contribute to anticipated working capital requirements and expenditures for the next 12 months as stated in the first paragraph hereunder when you also disclose in the following paragraph you expect negative cash flows from operations will continue for the foreseeable future.

Response: In response to the Staff’s comment, we revised the disclosure on page 68 of the DRS No.2 to resolve the inconsistence.

Business Overview, page 69

15.	We note that in footnote 1 of your KPI chart on page 69 you state that a view is counted when “judged as valid.” Please clarify what is meant by being “judged as valid” and who decides whether or not a view is valid.

Response: In response to the Staff’s comment, we revised our disclosure on pages 3 and 75 of the DRS. No.2 to clarify the meaning of being “judged as valid.”

Suppliers Customers, Sales, and Marketing, page 76

16.	To the extent you are substantially dependent on any of the customer or supplier agreements discussed in these sections, please file the agreements as exhibits to the registration statement. See Item 601(b)(10)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, we filed the agreements with customers and suppliers with whom we were substantially dependent for the fiscal years ended June 30, 2021 and 2022 as Exhibits 10.9-10.28 to the DRS No.2.

Management, page 93

17.	We note your risk factor on page 35 describing security breaches and cyber-attack risks. To the extent cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing your cybersecurity risk management, including in connection with the company’s third party providers, and the manner in which the board administers this oversight function.

Response: The Company respectfully advises the Staff that the board of directors has delegated the responsibility of overseeing cybersecurity risks to the management of the Company and requires prompt reporting by the management to the board if any cybersecurity risks are detected. We revised the disclosure on page 102 of the DRS No.2 accordingly.

Notes to Consolidated Financial Statements, page F-6

18.	In view of the risk factor disclosed on page 23 in regard to your status as a holding company and reliance to a significant extent on dividends and other distributions from your subsidiaries for your cash and financing requirements, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company is not subject to limitations of payment of dividends as stipulated by Rule 4-08(e), since the registrant ultimately holds 100% ownership in the operating entity in China that does not prohibit dividends payment to an entity’s shareholders. Neither is a condensed financial statement as required by Rule 5-04(c) needed.

Note 2. Going Concern, page F-8

19.	It appears your sources of liquidity also include short-term borrowings from bank loans as disclosed in Note 9. Also, you state here anticipated cash flows from operations will contribute to anticipated working capital requirements and expenditures for the next 12 months, but you disclose elsewhere you expect negative cash flows from operations will continue for the foreseeable future. Please revise your disclosure here as appropriate to be consistent with your disclosure elsewhere.

Response: In response to the Staff’s comment, we revised our disclosure on page F-8 of the DRS No.2.

Note 3. Summary of Significant Accounting Policies (m) Revenue recognition

Online Marketing Solutions Services, page F-11

20.	You state your service contracts of advertising have one single performance obligation. Each service you disclose you provide for traffic acquisition, content production, data analysis and campaign optimization appear to be distinct in that your customer can benefit from each on its own. Accordingly, it appears there is more than one performance obligation. Please advise.

Response: In response to the Staff’s comment, we revised our disclosure on page F-12 of the DRS No.2 to state that our contracts with customers to deliver online marketing solution service to display the customers’ advertisements, where we perform services, such as content production, data analysis and campaign optimization are as inputs to produce or deliver the combined output specified by the customer, and these services are highly interrelated and thus should be deemed as one single performance obligation.

21.	You disclose you charge advertisers primarily based on a mix of cost-per-click (“CPC”) or cost-per-time (“CPT”). Please disclose which services are charged based on CPC or CPT. Also, disclose how you determine the amount (i) of the transaction price associated with each contract under each model and (ii) to recognize for each click under CPC.

Response: In response to the Staff’s comment, we revised our disclosure on page F-12 of the DRS No.2 to state the type of services which are charged based on CPC and CPT, and disclose the amount of the transaction price under each model.

22.	You disclose for CPT revenue is recognized over the period of time of the contract by reference to the progress towards complete satisfaction of that performance obligation. Please disclose what progress is based on and how it is measured. Also, disclose how the amount of the transaction price of the performance obligation is determined.

Response: In response to the Staff’s comment, we revised our disclosure on page F-12 of the DRS No.2 to explain the measurement of the CPT mode and how the progress is measured.

23.	On page 75 you disclose media partners typically issue invoices of traffic acquisition costs to you on a monthly basis based on ad performance data and you in turn issue invoices to advertisers. Please disclose which of your revenue models of CPC or CPT pertains to your invoicing to advertisers and how the transaction price invoiced is determined.

Response: In response to the Staff’s comment, we revised our disclosure on page 73 and added disclosure on Page F-12 of the DRS No.2 to disclose that the invoicing process and the determination of transaction price under both the CPC and CPT models.

24.	Please disclose if the transaction price for any of your services or amounts recognized under CPC or CPT are variable.

Response: In response to the Staff’s comment, we revised our disclosure on page F-12 of the DRS No.2 to disclose that transaction price under both models is determined for the advertisement displayed.

(n) Cost of revenue, page F-12

25.	Please disclose whether all costs you incur in providing all of your marketing solutions are recognized as incurred or on some other basis. If some other basis, tell us the basis for your treatment.

Response: In response to the Staff’s comment, we confirmed that costs in connection with marketing solutions are recognized on an incurred basis and revised the disclosure on page F-12 of the DRS No.2.

26.	Please explain what the salaries and benefits for business operation staff represent. If these are costs for services you disclose you provide for marketing solutions such as content production, data analysis and advertising campaign optimizations, so describe.

Response: In response to the Staff’s comment, we revised our disclosure on page F-12 of the DRS No.2 to describe the salaries and benefits for business operation staff are for the marketing solutions.

Note 9 - Short-Term Loans, page F-19

27.	Amounts of $17,028 and $85,138 with China Construction Bank are presented as outstanding at June 30, 2021. However, the disclosed start of the contract term for each is after that date. Please correct your presentation as to the year in which these loans are outstanding or advise.

Response: In response to the Staff’s comment, we corrected the contract term of each loan on page F-19 of the DRS No.2.

28.	Please explain to us and consider disclosing as appropriate the disposition of loans outstanding at June 30, 2021 (for example, repaid, refinanced, rolled over, extended, forgiven, netted against other amounts, settled in some other fashion, etc.). To the extent disposition of any of these amounts involved noncash transactions, refer to the disclosure guidance for noncash activities in ASC 230-10-50-3 through 6. If amounts were repaid with the proceeds of new loans, consider disclosing for the applicable new loans that the proceeds were so used. The purpose of all of the preceding is to provide a clear picture to investors of changes in amounts you borrow from period to period.

Response: In response to the Staff’s comment, we revised the disclosure to explain the disposition of loans outstanding as of June 30, 2021 on page F-19 of the DRS No.2.

29.	To the extent any of your short-term borrowings were repaid in fiscal 2022, please present the gross sum of the repayments in the financing section of the statement of cash flows pursuant to ASC 230-10-45-7. It appears proceeds and repayments may have been netted in the current presentation of the statement of cash flows.

Response: In response to the Staff’s comment, we revised the disclosure to present the repayments as requested on page F-6 of the DRS No.2.

General

30.	We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited for use in the registration statement, provide the consent of the third party in accordance with Rule 436.

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Company did not commission the preparation of any of the third-party data we cited for use in the registration statement and there is no existing relationship between the Company and the sources of the data. The third-party data can be accessed free of charge via the Internet through the links we provided on pages 77 and 85 of the DRS No.2.

31.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC